UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

DISCLOSURE OF ACQUISITION

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information relating to the acquisition by the Company of select customer contractors of Alpha Net Consulting LLC and its subsidiaries (together, “Alpha Net”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 15, 2026, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) that the Company has signed a definitive agreement with Alpha Net to acquire certain customer contracts of Alpha Net on April 14, 2026. A copy of the letter to the Exchanges is attached hereto as Item 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: April 21, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated April 15, 2026.